Pacific

WebWorks

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July 30,  2007

Via EDGAR

Mark Kronforst, Accounting Branch Chief

U. S. Securities and Exchange Commission

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:

Pacific WebWorks, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2005, as amended

Filed March 31, 2006

Dear Mr. Kronforst,

Pacific WebWorks, Inc. (the “Company”) is requesting an extension for our response to your comment letter dated July 16, 2007.  The Company believes that the board of directors (the “Board”) must meet and approve the action to be taken by the Company in this matter.  The Chairman of the Board has been unavailable to conduct this meeting, but he will return next week.  Therefore, the Company requests a ten business day extension, until August 13, 2007, to allow time for the Board to meet and approve a course of action, and for the Company to prepare a response to your comment.

Thank you for your consideration of this request and please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this request for an extension.

Sincerely,

/s/ Christian R. Larsen

Christian R. Larsen

President

voice: 801-578-9020

180 South 300 West, Suite 400

Salt Lake City, Utah 84101

www.pacificwebworks.com

fax: 801-578-9019